Houston Headquarters
1330 Post Oak Blvd, Suite 2250, Houston, TX 77056
Tel: 713-797-2940 Fax: 713-797-2990

March 28, 2013

VIA EDGAR CORRESPONDENCE
Mr. Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street N.E.
Washington, D.C. 20549

Re:          CAMAC Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2012
Response dated February 15, 2013
File No. 1-34525

Dear Mr. Skinner:

We refer to telephonic conversations of March 27, 2013 between Mr. Michael Faye, Staff Accountant of the Securities and Exchange Commission (“SEC”), Mr. Earl McNiel, Senior Vice President and Chief Financial Officer of CAMAC Energy Inc. (the “Company”), and the undersigned. Further to such conversations, we are providing supplemental information to the Staff in connection with our response in our February 15, 2013 letter to the Staff’s prior comment number 3.

For the year ended December 31, 2012, the Company’s independent reserve evaluators provided a report indicating an increase in proved reserves and a decrease in probable and possible reserves.  In connection with the impairment testing for oil and gas assets for the 2012 financial statements, technical analysis by the Company’s petroleum engineers and geoscientists determined that the appropriate risk factors to be applied to the volumes of probable and possible reserves should be 81% and 53%, respectively.  The risks associated with in-place volume calculations and well performance were taken into account.  The use of these risk-adjusted volumes in the impairment calculation results in no impairment to the carrying value of the assets.  The Company notes that while it believes the above risk factors are appropriate, even if the risk factors were reduced further (implying higher risk) to 55% and 26%, respectively, for the probable and possible reserves, there would be no impairment.

The Company’s risk analysis was specifically tailored to the methodology applied by the independent evaluator for the December 31, 2012 reserves report. The independent reserves evaluator based the type curves for all the planned future wells on the decline curve from an existing well. The Company believes, however, that the existing well on which the type curves were based is not representative of future wells because that well was damaged from the start due to operational issues that are planned to be corrected in the new wells.

The Company notes that the foregoing approach represents a change in methodology from the impairment testing applied for the year ended December 31, 2011.  The previous methodology has been discussed in prior correspondence with the Staff.  As requested, we have applied the new methodology to the volumes contained in the reserve report as of December 31, 2011.  The independent reserve evaluators for 2011 were a different firm than used for 2012, and the approach and techniques used for reserve evaluation were somewhat different than used in 2012. In 2011, a combination of decline curve analysis for the existing wells and a simulation approach for new wells was used in the proved and probable category, and a volumetric (recovery-factor) approach was used in the possible category.  As a result, an additional risk associated with the accuracy of the simulation-generated reserves and the assumed possible recovery factor has been taken into account. The Company’s technical team determined that appropriate risk factors to be applied to the probable and possible volumes contained in the 2011 report are 45% and 28%, respectively.  The application of these risk-adjusted volumes results in no impairment to the carrying value of the assets.  While the Company believes the above risk factors are appropriate, we note that even if the risk factors were reduced (implying higher risk) to 45% and 15% for the probable and possible reserves, there would be no impairment.

In connection with its response, CAMAC Energy Inc. acknowledges that:

●	CAMAC Energy Inc. is responsible for the adequacy and accuracy of the disclosures in the filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	CAMAC Energy Inc. may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at 713-797-2961.

Very truly yours

CAMAC Energy Inc.

By:
Nicolas J. Evanoff
Senior Vice President & General Counsel

cc:	Mr. Earl McNiel, Senior Vice President and Chief Financial Officer
Mr. Segun Omidele, Senior Vice President, Exploration & Production